UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves Debentures Public Offering

—

Rio de Janeiro, July 23, 2019 - Petróleo Brasileiro SA - Petrobras, in compliance with the provisions of Instruction no. 358 of January 3, 2002, issued by the Securities and Exchange Commission of Brazil ("CVM"), hereby informs that the Board of Directors, in a meeting held today, approved the 7th (seventh) issuance of simple, non-convertible unsecured debentures ("Debentures"), in up to 3 (three) series, with allocation of volumes among the series to be defined in a bookbuilding procedure ("interconnecting tranches”), in the initial amount of R$ 3,000,000,000.00 (three billion reais) for public distribution, under a regime of best efforts, pursuant to CVM Instruction 400, of December 29, 2003, as in force ("CVM Instruction 400"), considering the procedure indicated for issuers with large exposure in the market, according to articles 6 -A and 6-B of the reffered instruction ("Offer").

This issue provides for, at least, R$ 1,000,000,000.00 (one billion reais), as well as the possibility of an increase of up to twenty percent (20%), that is, up to R$ 600,000,000,00 (six hundred million reais).

The Debentures of the 1st and 2nd series will mature on September 15, 2029 and September 15, 2034, respectively, and will count on the incentive provided in art. 2 of Law No. 12,431, of June 24, 2011(“Law 12.431/2011”), and in the applicable regulations, the respective funds being invested exclusively in the priority project, whose scope is the exercise of exploration and evaluation activities in the area of the blocks of Franco, Florim, Northeast of Tupi and Entorno de Iara under the terms of the Transfer of Rights Agreement and the activities of development and production of oil and natural gas in the Búzios, Itapu, Sepia and Atapu fields, limited to the activities approved by the National Agency of Petroleum, Natural Gas and Biofuels - ANP ("Project"). This Project was approved as a priority, in accordance with the Ministry of Mines and Energy Ordinance No. 457, dated September 29, 2015, published in the Diário Oficial da União on September 30, 2015.

The Debentures of the 3rd series will mature on September 15, 2026, and will not count on the incentive provided in art. 2 of Law No. 12,431/ 2011, and in the applicable regulations , the respective funds being used to to reinforce cash for use in the ordinary course of business of the company.

The Debentures will be distributed under better placement efforts by financial institutions that are part of the securities distribution system. The remuneration of the Debentures will be defined after the bookbuilding procedure.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

We also inform that the protocol of the application for registration of the Offer before the CVM, together with all necessary documents, will be held in due course.

This release is exclusively informative, in accordance with current legislation, and should not be interpreted or considered, for all legal purposes and purposes, as a material for the sale and/or disclosure of the Debentures and/or the Offer.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 1, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer